SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Register 1431-1
SEC Register (CUSIP) 20441B407 – Class “B” Preferred Shares
SEC Register (CUSIP) 20441B308 – Common Shares
LATIBEX Register 29922 – Class “B” Preferred Shares

EXTRAORDINARY GENERAL MEETING
CALL NOTICE

The shareholders of this Company are summoned to meet at an Extraordinary General Meeting, which shall be held at the company’s headquarters located at Rua Coronel Dulcídio, 800 - 10° andar, in the city of Curitiba, State of Paraná, on June 17, 2005, at 10:30 am, to deliberate on the following agenda:

1. Amendment to the Company’s Bylaws for compliance with the Sarbanes-Oxley Law by means of:
a. the inclusion of the paragraph 3, in the Article 11, to establish the existence of the Audit Committee, with the following wording:
“Paragraph 3 At least three members of the Board of Directors shall compose Copel’s Audit Committee, which shall be ruled by a specific internal regulation”; and
b. the amendment to the item VI, of the Article 15 and item IX, of the Article 21, of the Company’s Bylaws, clarifying the subordination of the internal audit to the Board of Directors, with the following wording:
“Article 15 It is incumbent upon the Board of Directors: (...) VI to manage, approve and review the annual plan of the internal audit works of the Company’s business processes and management" and
“Article 21 It is incumbent upon the Chief Executive Officer: (...) IX to provide resources for the performance of the internal audit activities”.

2. Adequacy of the “caput” of the Article 4, pursuant to the prerogative set forth in the paragraph 1 of the Article 7, both from the Company’s Bylaws, by virtue of the conversion of class A preferred shares (PNA) into class B preferred shares (PNB), by the shareholders’ request.

3. Fill the vacancy of alternate member of the Fiscal Committee to be elected by the shareholders owning preferred shares (Article 240 of the Corporate Law).

Curitiba, June 2, 2005.

João Bonifácio Cabral Júnior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.